Exhibit 99.1

Corporación América Airports S.A. Reports November 2021 Passenger Traffic

Total passenger traffic continued sequential recovery trend reaching 65.0% of November 2019 traffic.

Strong improvements in Argentina and Uruguay, following the opening of borders.

LUXEMBOURG--(BUSINESS WIRE)--December 16, 2021--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today a 183.1% YoY increase in passenger traffic in November 2021, and a 35.0% decline when compared to the same period of 2019.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2021 vs. 2020)
Statistics	Nov'21	Nov'20	% Var.	YTD’21	YTD'20(1)(2)(3)	% Var.
Domestic Passengers (thousands)	2,875	888	223.7%	19,524	13,133	48.7%
International Passengers (thousands)	1,018	240	324.6%	7,104	6,684	6.3%
Transit Passengers (thousands)	500	424	18.0%	4,379	3,214	36.2%
Total Passengers (thousands)	4,394	1,552	183.1%	31,008	23,031	34.6%
Cargo Volume (thousand tons)	29.1	23.4	24.6%	291.5	230.0	26.7%
Total Aircraft Movements (thousands)	53.7	27.1	98.2%	439.9	319.7	37.6%
Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2021 vs. 2019)
Statistics	Nov'21	Nov'19(1)	% Var.	YTD’21	YTD'19(1)(3)	% Var.
Domestic Passengers (thousands)	2,875	3,998	-28.1%	19,524	43,496	-55.1%
International Passengers (thousands)	1,018	2,055	-50.4%	7,104	26,023	-72.7%
Transit Passengers (thousands)	500	709	-29.4%	4,379	7,624	-42.6%
Total Passengers (thousands)	4,394	6,762	-35.0%	31,008	77,143	-59.8%
Cargo Volume (thousand tons)	29.1	39.5	-26.3%	291.5	388.4	-24.9%
Total Aircraft Movements (thousands)	53.7	68.5	-21.6%	439.9	786.4	-44.1%

(1)

Note that preliminary passenger traffic figures for 2019, as well as January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)	Preliminary data on 1,256 flights in January 2020 at Brasilia Airport, due to delays in the submission of information by third parties.
(3)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic in November 2021 grew 1.8x compared to the same period of last year, driven by increases across all countries of operations, particularly in Argentina, reflecting easier comparisons due to tougher travel restrictions in the year ago period and the opening of borders since November 1, 2021. When compared to 2019, overall passenger traffic declined 35.0%, impacted by the COVID-19 pandemic, though consistently improving from the 75.7% decline recorded in April 2021. International and domestic passenger traffic dropped 50.4% and 28.1%, respectively, from pre-pandemic levels of November 2019.

In Argentina, total passenger traffic increased 6.8x YoY. Against November 2019, overall passenger traffic declined 45.3%, with international passenger traffic decreasing 69.2%, showing a significant sequential recovery driven by the opening of borders on November 1, 2021. This compares with a decline of 81.5% in October 2021, versus October 2019. Domestic passenger traffic declined 34.3% compared to 2019, improving sequentially from the decline of 44.4% recorded in October.

In Italy, where the recovery continued throughout the year, passenger traffic grew 7.5x YoY. When compared to November 2019, passenger traffic declined 34.9%, improving from the 41.1% drop reported in October. International passenger traffic continued to improve sequentially, decreasing 41.3% in November 2021 against the same month in 2019, whereas domestic traffic stood at over 80% of pre-pandemic levels.

In Brazil, total passenger traffic was up 35.9% YoY. Compared to the same month in 2019, overall passenger traffic declined 20.7%, showing a continued improvement from the 69.1% drop posted in April 2021, reflecting better sanitary conditions in the country, advanced vaccination roll-out and increased passenger demand. Domestic traffic stood at 85.0% of pre-pandemic levels.

Total passenger traffic in Uruguay increased 5.1x YoY. Against November 2019, passenger traffic was down 39.2%, showing a significant sequential improvement after the decline of 64.5% posted in October 2021, versus October 2019, as a consequence of the opening of borders effective November 1, 2021.

In Ecuador, passenger traffic increased 1.2x YoY. When compared to the same month of 2019, total traffic in November 2021 declined 25.0% showing a strong improvement since the 64.8% decrease posted last April. International passenger traffic stood at 85% of pre-pandemic levels, boosted by routes with the US and Panama which are seeing higher passenger traffic than in 2019. Domestic passenger traffic, in turn, declined 35.0% against November 2019.

In Armenia, total passenger traffic increased 4.4x YoY. Compared to November 2019, passenger traffic continued with its positive recovery trend reaching almost 90% of pre-pandemic levels.

Cargo Volume and Aircraft Movements

Cargo volume increased 24.6% YoY. When compared to November 2019, total cargo volume dropped 26.3%, mainly driven by decreases in Argentina and Brazil, which together accounted for 90.0% of the volume decline. While cargo volume in Uruguay was almost at the same level than the same month of 2019, Italy reported a 20.9% cargo volume increase during that period.

Aircraft movements increased 98.2% YoY. When compared to November 2019, Aircraft movements declined 21.6%, mainly as a result of a 26.8% decrease in Argentina. To note, in Uruguay, aircraft movements was 12.3% higher than in November 2019.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2021 vs. 2020)

	Nov'21	Nov'20	% Var.	YTD'21	YTD'20	% Var.
Passenger Traffic (thousands)
Argentina(1)	1,905	243	682.6%	11,143	9,384	18.7%
Italy	337	40	747.3%	2,522	1,929	30.8%
Brazil(2)	1,328	977	35.9%	10,792	7,931	36.1%
Uruguay	98	16	506.9%	386	588	-34.4%
Ecuador	280	125	123.5%	2,226	1,400	59.0%
Armenia	209	38	444.8%	2,179	756	188.4%
Peru	236	112	111.7%	1,759	1,044	68.6%
TOTAL	4,394	1,552	183.1%	31,008	23,031	34.6%

(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table. (3) See Footnote 3 in previous table.

Cargo Volume (tons)
Argentina	16,040	13,955	14.9%	156,964	130,535	20.2%
Italy	1,466	1,333	9.9%	13,713	12,003	14.2%
Brazil	4,652	2,973	56.5%	54,716	29,841	83.4%
Uruguay(3)	2,762	2,247	22.9%	27,458	26,730	2.7%
Ecuador	2,271	1,410	61.1%	20,785	14,745	41.0%
Armenia	1,613	1,273	26.7%	15,050	14,490	3.9%
Peru	320	177	80.9%	2,817	1,692	66.4%
TOTAL	29,123	23,368	24.6%	291,503	230,035	26.7%
Aircraft Movements
Argentina	26,135	10,433	150.5%	199,380	141,905	40.5%
Italy	4,088	1,294	215.9%	35,896	28,966	23.9%
Brazil	11,938	8,526	40.0%	104,484	79,003	32.3%
Uruguay	2,603	888	193.1%	14,740	12,107	21.7%
Ecuador	5,258	4,203	25.1%	49,815	36,850	35.2%
Armenia	1,890	618	205.8%	19,406	9,403	106.4%
Peru	1,799	1,138	58.1%	16,156	11,446	41.1%
TOTAL	53,711	27,100	98.2%	439,877	319,680	37.6%

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2021 vs. 2019)

	Nov'21	Nov'19	% Var.	YTD'21	YTD'19	% Var.
Passenger Traffic (thousands)
Argentina(1)	1,905	3,485	-45.3%	11,143	39,791	-72.0%
Italy	337	518	-34.9%	2,522	7,722	-67.3%
Brazil(2)	1,328	1,676	-20.7%	10,792	17,298	-37.6%
Uruguay	98	162	-39.2%	386	1,993	-80.6%
Ecuador	280	373	-25.0%	2,226	4,117	-45.9%
Armenia	209	236	-11.5%	2,179	2,958	-26.3%
Peru	236	312	-24.4%	1,759	3,263	-46.1%
TOTAL	4,394	6,762	-35.0%	31,008	77,143	-59.8%

(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table. (3) See Footnote 3 in previous table.

Cargo Volume (tons)
Argentina	16,040	22,370	-28.3%	156,964	208,958	-24.9%
Italy	1,466	1,212	20.9%	13,713	12,035	13.9%
Brazil	4,652	7,559	-38.5%	54,716	83,061	-34.1%
Uruguay(3)	2,762	2,865	-3.6%	27,458	26,550	3.4%
Ecuador	2,271	2,896	-21.6%	20,785	34,963	-40.6%
Armenia	1,613	2,168	-25.6%	15,050	18,159	-17.1%
Peru	320	438	-27.1%	2,817	4,655	-39.5%
TOTAL	29,123	39,508	-26.3%	291,503	388,381	-24.9%
Aircraft Movements
Argentina	26,135	35,726	-26.8%	199,380	410,372	-51.4%
Italy	4,088	5,107	-20.0%	35,896	73,936	-51.4%
Brazil	11,938	13,898	-14.1%	104,484	147,234	-29.0%
Uruguay	2,603	2,318	12.3%	14,740	26,526	-44.4%
Ecuador	5,258	6,866	-23.4%	49,815	75,273	-33.8%
Armenia	1,890	2,164	-12.7%	19,406	25,186	-22.9%
Peru	1,799	2,450	-26.6%	16,156	27,901	-42.1%
TOTAL	53,711	68,529	-21.6%	439,877	786,428	-44.1%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In November 2021, the Company has signed an agreement with the Government of Uruguay to amend the existing concession agreement under which, among other things, the Company incorporates six additional regional airports, bringing CAAP´s network to a total of 58 airports. In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Patricio Iñaki Esnaola
Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716